

January 5, 2021

He Yu
Chief Executive Officer
Kuke Music Holding Limited
Building 96
4 San Jian Fang South Block
Chaoyang District, Beijing 100024
People's Republic of China

Re: Kuke Music Holding Limited
Registration Statement on Form F-1
Filed December 18, 2020
File No. 333-251461

Dear Mr. Yu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

Registration Statement on Form F-1 filed December 18, 2020

Intellectual Property
License Agreements, page 117

1. We note your responses to comments 3 and 4, and your amended disclosure on page 117. We also note your disclosure with respect to the digital services agreement that "[w]e are obligated to pay Naxos: (i) an annual minimum licensing fee, which increases annually over the term of the license period and is subject to re-negotiation for extended terms." Please disclose the range of royalties and an estimate of the total minimum licensing fee payments that Beijing Kuke Music Co., Limited is obligated to pay to Naxos Digital

Services US, Inc. pursuant to the digital license agreement. Alternatively, please tell us why you do not believe you are required to do so.

Management
Compensation of Directors and Executive Officers, page 141

2.   Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to Item 6.B of Form 20-F.

Exhibit 99.2

3.   Please revise the third opinion to state that the statements set forth in the Taxation section of the registration statement, insofar as they constitute statements of PRC tax law, are the opinion of counsel.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin